Exhibit (a)(5)

Employee All-Hands Meeting Option Exchange Offer April 30, 2012

Results of Option Exchange Proposal Stockholders have approved the Option Exchange Proposal as described in our proxy statement with over 80% of shares voting in favor of the proposal We will proceed with the Option Exchange within the parameters approved by our BOD and the shareholders 2

Proposed Timing of Option Exchange April 26 – Annual Stockholders Meeting—approved the option exchange End of May – Anticipated Commencement of Option Exchange (Tender Offer must be open for at least 20 business days) End of June – Anticipated Close of Option Exchange (and issuance of New Options) 3

Proposed Terms of Option Exchange Proposed preliminary terms of the Option Exchange Program: Eligible Employees All employees at start of Option Exchange (except named executive officers, senior vice presidents and Board members) Eligible Options An exercise price above $14.50 Election Required for Participation No automatic participation All or nothing with respect to each individual option grant Ability to withdraw or change election prior to completion of offering period Elections will be made electronically via a secured website 4

Proposed Terms of Option Exchange Number of New Options: Based on size of option it is replacing (grant-by-grant) Intended to be value-for-value (Black-Scholes methodology) Exchange ratios determined before start of Option Exchange Exercise Price of New Options: FMV on grant date New Option Vesting Schedule: 3 years: 1/3 after 1st year, monthly thereafter New Option Term: longer of existing term of option it is replacing or 5 years **The terms above are proposed terms only and may be changed any time prior to the start of the Option Exchange Program 5

Next Steps of Proposed Option Exchange What happens next? Finalize Option Exchange terms and prepare documents for SEC filing Although we have stockholder approval, the Company has discretion to delay or not go through with the Option Exchange How will I know the final terms of the Option Exchange Program and other details? Offering document with Q&As to be provided to you Secure website will allow you to make elections for the offer Additional Q&A sessions may be scheduled during the Option Exchange as needed 6